October 22, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention: Asia Timmons-Pierce

Jay Ingram

Mindy Hooker

Kevin Stertzel

Re:	Arteris, Inc.

Registration Statement on Form S-1 (File No. 333-259988)

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that as of the date hereof, approximately 3,683 copies of the Preliminary Prospectus dated October 18, 2021 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on October 26, 2021 or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

JEFFERIES LLC

COWEN AND COMPANY, LLC

As representatives of the Underwriters

JEFFERIES LLC

By:	/s/ Gunjeet Baweja
Name: Gunjeet Baweja
Title: Managing Director

COWEN AND COMPANY, LLC

By:	/s/ Christopher Weekes
Name: Christopher Weekes
Title: Managing Director

[Signature Page to Arteris, Inc. Acceleration Request]